UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

DHC Acquisition Corp.

(Name of Issuer)

Class A ordinary shares, $0.0001 par value per share

(Title of Class of Securities)

G2758T109

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2758T109

1.	Names of Reporting Persons DHC Sponsor LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,736,268 shares (See Item 4 herein)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,736,268 shares (See Item 4 herein)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,736,268 shares (See Item 4 herein)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 20.0% of Class A Ordinary Shares (See Item 4 herein)
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. G2758T109

1.	Names of Reporting Persons Christopher Gaertner
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,736,268 shares (See Item 4 herein)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,736,268 shares (See Item 4 herein)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,736,268 shares (See Item 4 herein)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 20.0% of Class A Ordinary Shares (See Item 4 herein)
12.	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer DHC Acquisition Corp.

(b)	Address of Issuer’s Principal Executive Offices 535 Silicon Drive, Suite 100 Southlake, Texas 76092

Item 2.

(a)	Name of Person Filing DHC Sponsor, LLC (“Sponsor LLC”) Christopher Gaertner (“Gaertner”)

(b)	Address of Principal Business Office or, if none, Residence c/o DHC Acquisition Corp. 535 Silicon Drive, Suite 100 Southlake, Texas 76092

(c)	Citizenship Entities: Sponsor LLC - Cayman Islands Individuals: Gaertner - United States of America

(d)	Title of Class of Securities Class A ordinary shares, $0.0001 par value (“Class A Ordinary Shares”)

(e)	CUSIP Number G2758T109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

The information required by Items 4(a)—(c) is set forth in Rows 5—11 of the cover page for the Reporting Person hereto and is incorporated herein by reference.

(a) Amound beneficially owned:

As of December 31, 2021, each of Sponsor LLC and Gaertner beneficially owned 7,736,268 of the Issuer’s Class B Ordinary Shares, par value $0.0001 per share (the “Class B Ordinary Shares” and, collectively with the Class A Ordinary Shares, the “Ordinary Shares”). This amount consists of 7,736,268 shares held directly by Sponsor LLC. Gaertner is an officer of Sponsor LLC and may be deemed the benficial owner of the 7,736,268 shares held by Sponsor LLC.

(b) Percent of class:

Based on (i) 30,945,072 Class A Ordinary Shares and (ii) 7,736,268 Class B Ordinary Shares issued and outstanding, in each case as of December 21, 2021, and the information set forth in (a) above, the Reporting Persons beneficially owned 20.0% of the outstanding Class A Ordinary Shares.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 7,736,268

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 7,736,268

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

DHC Sponsor, LLC

By:	/s/ Christopher Gaertner
Name: Christopher Gaertner
Title: Co-CEO and CFO

/s/ Christopher Gaertner Christopher Gaertner

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit(s):

A - Joint Filing Statement